SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 1

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                PMA CAPITAL CORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    693419202
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
      410 Park Avenue, Suite #420, New York, NY 10022, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 21, 2005
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 17 Pages)

CUSIP No. 693419202            13D              Page 2 of 17 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                128,387

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                128,387

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                128,387

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.40%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                13D              Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                873,740
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                873,740
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                873,740
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.74%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202            13D              Page 4 of 17 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,002,127

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,002,127

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,002,127

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.15%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202                 13D              Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,387,910
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,387,910
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,387,910
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.36%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202              13D             Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,390,037
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,390,037
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,390,037
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.51%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202               13D                 Page 7 of 17 Pages

Item 1.     Security and Issuer.

            The Schedule 13D filed on November 10, 2004, relating to the common stock, par value $0.01 (the "Common Stock"), of PMA Capital Corp (the "Issuer"), a Pennsylvania corporation whose principal executive offices are located at 1735 Market Street, Philadelphia, Pennsylvania 19103-7590 is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D.

Item 2.     Identity and Background.

            (a) This statement is filed by:

                 (i) Owl Creek I, L.P., a Delaware limited partnership, ("Owl Creek I") with respect to the shares of Common Stock directly owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership, ("Owl Creek II") with respect to the shares of Common Stock directly owned by it;

                 (iii) Owl Creek Advisors LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P. a Delaware Limited Partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas II"); and

                 (v) Jeffrey A. Altman, with respect to shares of Common Stock directedly owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II.


            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of Owl Creek I, Owl Creek II, the General Partner and the Investment Manager is 410 Park Avenue, Suite 420, New York, NY 10022 Attention: Daniel Sapadin.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as Investment Manager to Owl Creek Overseas and Owl Creek Overseas II.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 693419202               13D               Page 8 of 17 Pages

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

            The shares of Common Stock were purchased on margin. The Reporting Person's margin transactions are with Morgan Stanley & Co. Incorporated, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or Owl Creek Overseas II. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

           The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons have pursued, and may in the future pursue further discussions with management in an effort to maximize long-term value for shareholders. Also, the Reporting Persons may at times hold discussions with management in order to ensure that the interests of current shareholders are protected.

            The Reporting Persons intend to dispose of the shares in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of the shares at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the
Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in the Issuer, and may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time.

CUSIP No. 693419202                    13D             Page 9 of 17 Pages

Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
             (a) Aggregate number of shares beneficially owned: 128,387.
                 Percentage: 0.40% The percentages used herein and in the rest of Item 5 are calculated based upon 31,836,698 shares outstanding, which represents the sum of (i) 31,683,961 shares of Common Stock issued and outstanding as of February 28, 2005 as reported by the Company in its Form 10-K for the fiscal year ended December 31, 2004 and (ii) 152,737 additional shares that would be outstanding if the Reporting Persons converted their PMACA 6.5% Convertible Note due 9/30/22 into shares of Common Stock.
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 128,387
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 128,387
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Owl Creek I, L.P. in the Common Stock within the last 60 days are set forth in Schedule A and are incorporated by reference. As indicated in Schedule A, the transactions by Owl Creek I, L.P. in the Common Stock were either effected in the open market or through cross transactions among accounts.
             (d) Owl Creek Advisors LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors LLC and in that capacity directs its operations.
             (e) Not applicable.

       B. Owl Creek II, L.P.
             (a) Aggregate number of shares beneficially owned: 873,740
                 Percentage: 2.74%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 873,740
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    873,740
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Owl Creek II, L.P. in the Common Stock within the last 60 days are set forth in Schedule A and are incorporated by reference. As indicated in Schedule A, the transactions by Owl Creek II, L.P. in the Common Stock were either effected in the open market or through cross transactions among accounts.
             (d) Owl Creek Advisors LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors LLC and in that capacity directs its operations.
             (e) Not applicable.

CUSIP No. 693419202                    13D             Page 10 of 17 Pages

       C. Owl Creek Advisors, LLC
             (a) Aggregate number of shares beneficially owned: 1,002,127
                 Percentage: 3.15%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 1,002,127
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    1,002,127
             (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days.
             (d) Not applicable.
             (e) Not applicable.

       D. Owl Creek Asset Management, L.P.
             (a) Aggregate number of shares beneficially owned: 1,387,910
                 Percentage: 4.36%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 1,387,910
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    1,387,910
             (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Asset Management, L.P., as the investment manager of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. in the Common Stock within the last 60 days are set forth in Schedule A and are incorporated by reference. As indicated in Schedule A, the transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. in the Common Stock were either effected in the open market or through cross transactions among accounts.
             (d) Not applicable.
             (e) Not applicable.

       E. Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 2,390,037
                 Percentage: 7.51%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 2,390,037
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    2,390,037
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 693419202                 13D            Page 11 of 17 Pages

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 693419202                 13D            Page 12 of 17 Pages

Item 7.     Materials to be Filed as Exhibits.
           None.

CUSIP No. 693419202                 13D            Page 13 of 17 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 22, 2005

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                  Jeffrey A. Altman, individually, and as
                                  managing member of Owl Creek Advisors LLC,
                                  for itself and as general partner of
                                  Owl Creek I, L.P. and Owl Creek II L.P.,
                                  and as managing member of the general
                                  partner of Owl Creek Asset Management, L.P.
                                  for itself and as investment manager to Owl
                                  Creek Overseas Fund, Ltd. and Owl Creek
                                  Overseas Fund II, Ltd.

CUSIP No. 693419202                 13D            Page 14 of 17 Pages

                                   Schedule A

                                OWL CREEK I, L.P.


Date of                  Number of shares         Price per     Open market/
Transaction             Purchased/(Sold)          share         Cross
                                                                Transaction

02/01/2005                     (1,800)                10.13        C
02/16/2005                        300                  9.04        O
02/17/2005                      2,200                  8.50        O
02/18/2005                      2,800                  8.73        O
02/22/2005                      2,200                  8.56        O
02/23/2005                        200                  8.79        O
02/25/2005                        100                  8.78        O
02/28/2005                      1,100                  9.03        O
03/01/2005                     (1,400)                 9.05        C
03/01/2005                        600                  8.63        O
03/03/2005                      1,800                  8.84        O
03/04/2005                      1,700                  8.75        O
03/09/2005                      1,400                  7.83        O
03/14/2005                      1,900                  7.87        O
03/15/2005                        700                  8.04        O
03/16/2005                        300                  7.58        O
03/17/2005                      2,600                  7.83        O
03/18/2005                      5,400                  8.10        O
3/21/2005                       3,200                  7.85        O

PURCHASE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of        Number of shares                   Price of      Open market/
Transaction    into which security is             Convertible   Cross
               immediately convertible            Note          Transactions

02/01/2005              (183)                     ($3,318.90)      C
03/01/2005              (122)                     ($2,170.00)      C

CUSIP No. 693419202            13D              Page 15 of 17 Pages

                               OWL CREEK II, L.P.


Date of                  Number of shares         Price per     Open market/
Transaction             Purchased/(Sold)          Convertible   Cross
                                                  Note          Transaction

02/01/2005                     14,400                 10.13        C
02/16/2005                      2,200                  9.04        O
02/17/2005                     15,200                  8.50        O
02/18/2005                     18,600                  8.73        O
02/22/2005                     15,600                  8.56        O
02/23/2005                        800                  8.79        O
02/25/2005                        900                  8.78        O
02/28/2005                      7,400                  9.03        O
03/01/2005                    (12,500)                 9.05        C
03/01/2005                      3,800                  8.63        O
03/03/2005                     12,600                  8.84        O
03/04/2005                     11,700                  8.75        O
03/09/2005                      9,100                  7.83        O
03/14/2005                     12,800                  7.87        O
03/15/2005                      4,700                  8.04        O
03/16/2005                      1,700                  7.58        O
03/17/2005                     18,300                  7.83        O
03/18/2005                     36,500                  8.10        O
03/21/2005                     21,900                  7.85        O

PURCHASE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of        Number of shares                   Price of      Open market/
Transaction    into which security is             Convertible   Cross
               immediately convertible            Note          Transactions

02/01/2005            1,283                        $23,232.30      C
03/01/2005           (1,039)                      ($18,445.00)     C

CUSIP No. 693419202            13D              Page 16 of 17 Pages

                          OWL CREEK OVERSEAS FUND, LTD.


Date of                  Number of shares         Price per     Open market/
Transaction             Purchased/(Sold)          share         Cross
                                                                Transaction

02/01/2005                   (205,100)                10.13        C
02/16/2005                      2,900                  9.04        O
02/17/2005                     18,800                  8.50        O
02/18/2005                     23,000                  8.73        O
02/22/2005                     19,400                  8.56        O
02/23/2005                      1,000                  8.79        O
02/25/2005                      1,000                  8.78        O
02/28/2005                      9,300                  9.03        O
03/01/2005                     20,800                  9.05        C
03/01/2005                      4,900                  8.63        O
03/03/2005                     16,300                  8.84        O
03/04/2005                     15,100                  8.75        O
03/09/2005                     11,800                  7.83        O
03/14/2005                     16,500                  7.87        O
03/15/2005                      6,200                  8.04        O
03/16/2005                      2,000                  7.58        O
03/17/2005                     23,600                  7.83        O
03/18/2005                     47,300                  8.10        O
03/21/2005                     28,200                  7.85        O

PURCHASE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of        Number of shares                   Price of      Open market/
Transaction    into which security is             Convertible   Cross
               immediately convertible            Note          Transactions

02/01/2005           (18,268)                     ($330,783.70)    C
03/01/2005             1,711                        $30,380.00     C

CUSIP No. 693419202            13D              Page 17 of 17 Pages

                        OWL CREEK OVERSEAS FUND II, LTD.


Date of                  Number of shares         Price per     Open market/
Transaction              into which security      convertible   Cross
                         is immediately           notes         Transaction
                         convertible

02/01/2005                    192,500                 10.13        C
02/16/2005                        600                  9.04        O
02/17/2005                      4,600                  8.50        O
02/18/2005                      5,600                  8.73        O
02/22/2005                      4,800                  8.56        O
02/23/2005                        200                  8.79        O
02/25/2005                        300                  8.78        O
02/28/2005                      2,200                  9.03        O
03/01/2005                     (6,900)                 9.05        C
03/01/2005                      1,100                  8.63        O
03/03/2005                      3,700                  8.84        O
03/04/2005                      3,500                  8.75        O
03/09/2005                      2,700                  7.83        O
03/14/2005                      3,800                  7.87        O
03/15/2005                      1,400                  8.04        O
03/16/2005                        500                  7.58        O
03/17/2005                      5,500                  7.83        O
03/18/2005                     10,800                  8.10        O
03/21/2005                      6,500                  7.85        O

PURCHASE OF PMACA 6.5% CONVERTIBLE NOTE DUE 9/30/22
Date of        Number of shares                   Price of      Open market/
Transaction    into which security is             Convertible   Cross
               immediately convertible            Note          Transactions

02/01/2005            17,168                      $310,870.30      C
03/01/2005              (550)                      ($9,765.00)     C